TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES INITIAL ASSAY RESULTS ON THE

GIL JOINT VENTURE GOLD PROPERTY IN ALASKA

For Immediate Release: July  13, 2010. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange:

TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  our  joint  venture  partner,  Fairbanks  Gold  Mining,

Inc. (FGMI), a subsidiary of Kinross Gold Corporation, reports preliminary drill results as follows:

Hole Number

Interval (feet in

Assay Results

Assay Results

depth)

opt Au

gpt Au

GVR10-551

235 - 285

50 feet of 0.0458

1.57

GVR10-551

360 - 390

30 feet of .0383

1.31

GVR10-552

200 - 230

30 feet of 0.0581

1.99

GVR10-557

40 - 80

40 feet of 0.0434

1.52

GVR10-558

0 - 45

45 feet of 0.0427

1.46

Note: opt refers to ounces per short ton and gpt refers to grams per metric tonne. One troy ounce is equal to 34.2857 grams per metric tonne.

Two  drills  are  currently  working  on  the  joint  venture  property.  Kinross  is  completing  5000'  of  core  and

11,000' of R/C drilling.  Additional assays for 13 holes are pending as of the date of this report.

The  goal  of  the  2010  program  is  to  further  delineate  the  strike  extension  of  the  mineralized  zones,  and  to infill between step-out holes, in order to gain a better understanding of ore-zone continuity.

Qualified Person

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is

independent   of   the   Company   as   defined   in   NI43-101.     Mark   Robinson   is   a   Certified   Professional

Geologist  (CPG)  6414  with  the  American  Institute  of  Professional  Geologists  (AIPG).   Other  professional

societies  and  certifications  include:  Society  of  Economic  Geologists  (SEG)  fellow  since  1985;  American

Geological  Institute  (AGI);  and  Alaska  Miner's  Association  (AMA).   Mark  Robinson  is  a  Qualified  Person

as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.5  million  budget  has  been  approved  for  2010.

The Company’s  other Alaska holdings  also include the Fish Creek  Claims, 50% optioned from  Linux  Gold

Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where  Teryl  has  a  10%  net  profit  interest  from  Kinross;

and  a  100%-interest  in  the  West  Ridge  property.  For  further  information  visit  the  Company’s  website  at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and  operations,

and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,  certain  of  which are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful  completion  of  new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be  developed;  title  to  mineral  properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and enforced,  delays resulting  from or inability  to  obtain required regulatory approvals and ability to access sufficient capital from internal and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,    increased

competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and market  valuations  of  companies  with  respect  to  announced  transactions.  The  Company's  actual  results,  performance  or  achievements could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the

Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States  Securities  and

Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-

looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the  amount  of  proceeds,  that  the  Company will derive therefrom.

Readers are  cautioned  that  the  foregoing  list of  factors is not  exhaustive.  All  subsequent forward-looking statements,  whether  written  or oral, attributable  to  the  Company or  persons acting  on  its behalf are expressly qualified  in their entirety by  these cautionary  statements.

Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the

Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United  States.  The securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended  (the  “U.S.  Securities

Act”) or any state securities laws and  may  not be  offered  or sold  within  the  United  States or to  U.S.  Persons unless registered  under the

U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.